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                                                                  EXHIBIT (A)(9)


              ODWALLA GROWTH OPPORTUNITIES MULTIPLY WITH COCA-COLA


 Category Leading Brands Odwalla and Samantha will Reach New Markets Nationwide

           Odwalla will Continue to be Led by Current Management Team

         HALF MOON BAY, CA (October 30, 2001) -- Odwalla, Inc. (NASDAQ:ODWA) today announced it has signed a definitive agreement with The Coca-Cola Company (NYSE:KO) to become a separate business unit of The Minute Maid Company, The Coca-Cola Company's juice division. Under the terms of the transaction, approved today by the Boards of Directors of both companies, The Coca-Cola Company has agreed to acquire all outstanding shares of Odwalla common stock for $15.25 per share in an all-cash tender offer.

         After completion of the transaction, Odwalla will continue to be led by its current management.

         Stephen Williamson, who will remain chief executive officer of Odwalla, said, "Our business is to provide people with easy access to great-tasting nourishment. The Coca-Cola Company believes in our vision, our products and our people. This opportunity is about sharing that vision and our products everywhere as we grow this company together. I know the entrepreneurial spirit of Odwalla will be nurtured by the opportunity for growth that this new relationship represents."

         Don Short, president and chief executive officer of The Minute Maid Company, said, "Under the leadership of Stephen Williamson and his team, Odwalla's talented and proven people have built unique brands with loyal followings. Odwalla, as the North American leader in the super premium juice category, is a key component of Coca-Cola's strategy for building category leaders and profitable growth in new beverage categories. The innovation and expertise of the Odwalla team coupled with our innovation and logistics network are key to expanding the brands they have created and nurtured."

         Short said that Williamson will report to Don Knauss, president and chief executive officer of Minute Maid Americas.

         The super premium juice category is one of the fastest growing beverage categories. Odwalla offers an appealing range of juices, vegetable drinks, fortified beverages, smoothies,
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shakes, soy and lactic beverages; impressive chilled direct store distribution capabilities; and a culture of innovation.

         Under the terms of the agreement, The Coca-Cola Company will shortly commence a tender offer for all outstanding shares of Odwalla common stock for $15.25 per share in cash, or approximately $181 million on a fully diluted basis. The companies said that certain principal shareholders of Odwalla, representing approximately 57 percent of the shares outstanding, have committed to tender their shares into the offer.

         The tender offer will be followed by a merger, in which any remaining shares will be converted into the right to receive $15.25 per share in cash. The closing of the tender offer is conditioned upon receiving at least 90% of the fully diluted shares of Odwalla's outstanding stock in the tender offer. However, if more than 50% but fewer than 90% of such shares are tendered, Coca-Cola may, under certain circumstances, reduce the number of shares subject to the offer to 49.9% of the outstanding shares and subsequently pursue a merger with Odwalla. The offer is also subject to the receipt of customary regulatory approvals and the satisfaction or waiver of other customary closing conditions.

         Upon closing, the transaction is expected to be earnings-neutral in year one, and accretive thereafter as a result of realizing growth opportunities for Minute Maid and Odwalla.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Odwalla. At the time the offer is commenced, Coca-Cola will file a tender offer statement with the Securities and Exchange Commission ("SEC") and Odwalla will file a solicitation/recommendation statement with respect to the offer. Odwalla shareholders are advised to read the tender offer statement regarding the acquisition of Odwalla referenced in this press release, and the related solicitation/recommendation statement. The tender offer statement (including an offer to purchase, letter of transmittal and related tender documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of Odwalla at no expense to them. These documents will also be available to all Odwalla shareholders at no charge on the SEC's website at www.sec.gov.

         Dresdner Kleinwort Wasserstein acted as financial advisor to Odwalla, Inc.
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     ABOUT ODWALLA

Odwalla, Inc., the nation's leading branded super-premium beverage company, delivers nourishment coast to coast with the Odwalla and Samantha lines of all-natural juices, smoothies, dairy-free shakes, pure spring water and natural food bars. Its products are sold and distributed in over 5,000 retail locations, including supermarkets, specialty retailers, natural food stores, warehouse outlets, convenience stores, on-line grocers and food service operators through a direct-store-delivery system. Principal shareholders include Bain Capital, Catterton-Simon Partners and U.S. Equity Partners LP, a private equity fund controlled by Wasserstein & Co. To learn more about the Odwalla and Samantha brands, visit www.odwalla.com or www.freshsamantha.com.

     ABOUT THE MINUTE MAID COMPANY

The Minute Maid Company is an operating unit of The Coca-Cola Company, the world's leading marketer of juices and juice drinks. The Company sells products under a number of brands, including Minute Maid, Simply Orange, Hi-C and Disney Beverages. To learn more about The Minute Maid Company and its products, visit www.minutemaid.com or www.simplyorangejuice.com

     ABOUT THE COCA-COLA COMPANY

The Coca-Cola Company is the world's largest beverage company and is the leading producer and marketer of soft drinks. Along with Coca-Cola, recognized as the world's best-known brand, the Company markets four of the world's top five soft drink brands, including diet Coke, Fanta and Sprite. Through the world's largest distribution system, consumers in nearly 200 countries enjoy the Company's products at a rate of more than 1 billion servings each day. For more information about The Coca-Cola Company, please visit its website at www.coca-cola.com

This press release contains statements, estimates or projections, not historical in nature, that may constitute "forward-looking statements" as defined under U.S. federal securities laws. These statements, which speak only as of the date given, are subject to certain risks and uncertainties that could cause actual results to differ materially from Coca-Cola's or Odwalla's historical experience and their present expectations or projections. These risks include, but are not limited to, their ability to finance expansion plans, share repurchase programs and general operating activities; changes in the non-alcoholic beverages business environment, including actions of
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competitors and changes in consumer preferences; regulatory and legal changes;
fluctuations in the cost and availability of raw materials; interest rate and currency fluctuations; changes in economic and political conditions; their ability to penetrate developing and emerging markets; the effectiveness of their advertising and marketing programs; litigation uncertainties; adverse weather conditions; and other risks discussed in Coca-Cola's and Odwalla's filings with the Securities and Exchange Commission (the "SEC"), including their Annual Reports on Form 10-K, which filings are available from the SEC. Neither Coca-Cola nor Odwalla undertakes any obligation to publicly update or revise any forward-looking statements.

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